UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

OCZ TECHNOLOGY GROUP, INC.

(Name of Issuer)

Common Stock, $0.0025 par value per share

(Title of Class of Securities)

            67086E303

(CUSIP Number)

      December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]           Rule 13d-1(b)

[    ]           Rule 13d-1(c)

[    ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 8 Pages

Exhibit Index: Page 7

  CUSIP No.:   67086E303                             13G/A                                                                           Page 2 of 8 Pages

1.

Names of Reporting Persons.

COLUMBUS CAPITAL MANAGEMENT, LLC

2.

Check the Appropriate Box if a Member of a Group

(a) [  ]

(b) [  ]

3.

SEC Use Only

4.

Citizenship or Place of Organization

CALIFORNIA

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER

None.

6.  SHARED VOTING POWER

0

7. SOLE DISPOSITIVE POWER

None.

8. SHARED DISPOSITIVE POWER

0

9.

Aggregate Amount Beneficially Owned by Each Reporting Person

0

10.

Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[  ]

11.

Percent of Class Represented by Amount in Row (9)

0%

12.

Type of Reporting Person:

IA

CUSIP No.:   67086E303                                           13G/A                                                            Page 3 of 8 Pages

1.

Names of Reporting Persons.

MATTHEW D. OCKNER

2.

Check the Appropriate Box if a Member of a Group

(a) [  ]

(b) [  ]

3.

SEC Use Only

4.

Citizenship or Place of Organization

UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER

None.

6.  SHARED VOTING POWER

0

7. SOLE DISPOSITIVE POWER

None.

8. SHARED DISPOSITIVE POWER

0

9.

Aggregate Amount Beneficially Owned by Each Reporting Person

0

10.

Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[  ]

11.

Percent of Class Represented by Amount in Row (9)

0%

12.

Type of Reporting Person:

IN, HC

                                                                                                                                          Page 4 of 8 Pages

Item 1(a).

Name of Issuer:

OCZ Technology Group, Inc. (the “Issuer”)

Item 1(b).

Address of Issuer’s Principal Executive Offices:

6373 San Ignacio Avenue, San Jose, CA 95119

Item 2(a).

Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)   Columbus Capital Management, LLC (“CCM”); and

ii)  Matthew D. Ockner (“Mr. Ockner”).

This statement relates to Shares (as defined herein) previously held for the account of Columbus Capital Partners, L.P. (“CCP”) and Columbus Capital Offshore Fund, Ltd. (“CCOF”).  CCM is the general partner to CCP, and the investment manager to CCOF.  Mr. Ockner is the managing member of CCM.  In such capacities, CCM and Mr. Ockner may be deemed to have voting and dispositive power over the Shares held for the account of CCP and CCOF.

Item 2(b).

Address of Principal Business Office or, if None, Residence:

 The address of the principal business office of each of CCM and Mr. Ockner is 1 Market Street, Spear Tower, Suite 3790, San Francisco, CA  94105.

Item 2(c).

Citizenship:

i)   CCM is a California limited liability company;

ii)  Mr. Ockner is a citizen of the United States of America.

 Item 2(d).

Title of Class of Securities:

Common Stock, $0.0025 par value per share (the “Shares”)

 Item 2(e).

CUSIP Number:

67086E303

 Item 3.

If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c),

Check Whether the Person Filing is a:

(e) [x] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(g) [x] A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G).

                                                                                                                                          Page 5 of 8 Pages

Item 4.

Ownership:

Item 4(a)

Amount Beneficially Owned:

As of December 31, 2012, each of the Reporting Persons may be deemed the beneficial owner of 0 Shares.

Item 4(b)

Percent of Class:

As of December 31, 2012, each of the Reporting Persons may be deemed the beneficial owner of 0% of Shares outstanding.

Item 4(c)

Number of Shares of which such person has:

CCM and Mr. Ockner:

(i)      Sole power to vote or direct the vote:

0

(ii)     Shared power to vote or direct the vote:

0

(iii)    Sole power to dispose or direct the disposition of:

0

(iv)    Shared power to dispose or direct the disposition of:

0

Item 5.

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.

 Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.

Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.

Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                                                                                                          Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2013

 COLUMBUS CAPITAL MANAGEMENT, LLC

 By:  /s/ Matthew D. Ockner

 Name:  Matthew D. Ockner

 Title:    Managing Member

 MATTHEW D. OCKNER

 By:  /s/ Matthew D. Ockner

 Name:  Matthew D. Ockner

                                                                                                                                         Page 7 of 8 Pages

EXHIBIT INDEX

Ex.

Page No.

A

Joint Filing Agreement                                                                                                        8

                                                                                                                                         Page 8 of 8 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G/A with respect to the Common Stock of OCZ Technology Group, Inc., dated as of February 12, 2013, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

February 12, 2013

 COLUMBUS CAPITAL MANAGEMENT, LLC

 By:  /s/ Matthew D. Ockner

 Name:  Matthew D. Ockner

 Title:    Managing Member

 MATTHEW D. OCKNER

 By:  /s/ Matthew D. Ockner

 Name:  Matthew D. Ockner